FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     DiChristina, Michael F.
     1 Greenwich Plaza
     Greenwich, CT 06830

2.   Date of Event Requiring Statement (Month/Day/Year)

     9/1/99

3    IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     FactSet Research Systems Inc. (FDS)


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (  ) Director                        (  ) 10% Owner
     ( X) Officer (give title below)      (  ) Other (specify below)

     President

6.   If Amendment, Date of Original (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check Applicable Line)

     (X ) Form filed by One Reporting Person

     (  ) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2. Amount of      3. Ownership   4. Nature of
   (Instr. 4)                 Securities        Form:          Indirect
                              Beneficially      Direct (D)     Beneficial
                              Owned             or             Ownership
                              (Instr. 4)        Indirect       (Instr. 5)
                                                (I)
                                                (Instr. 5)
   -----------------          ------------      ----------     ----------
   Common Stock,              74,480            D
   .01 par value per share



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exercisable      3. Title and Amount   4. Conversion  5. Ownership     6. Nature of
   Derivative       and Expiration           of Securities         or Exercise    Form of          Indirect
   Security         Date (Month/Day/         Underlying            Price of       Derivative       Beneficial
                    Year)                    Derivative            Derivative     Security:        Ownership
                                             Security              Security       Direct (D) or    (Instr. 5)
                                                                                  Indirect (I)
                                                                                  (Instr. 5)
 ------------       -----------------------  ------------------    -----------    -------------    -----------
                    Date            Expira-  Title    Amount or
                    Exercisable     tion              Number of
                                    Date              Shares
                    --------------  -------  ------   ---------
Stock Option        1/03/98 (15,000)1/3/05   Common   75,000       1.80           D
(Right to Buy)      1/03/99 (30,000)         Stock,
                    1/03/00 (30,000)         .01 par
                                             value per
                                             share


Stock Option        2/09/99 (2,250) 2/9/08   Common   11,250       20.00          D
(Right to Buy)      2/09/00 (2,250)          Stock,
                    2/09/01 (2,250)          .01 par
                    2/09/02 (2,250)          value per
                    2/09/03 (2,250)          share


Stock Option        3/29/00 (2,000) 3/29/09  Common   10,000       38.8125        D
(Right to Buy)      3/29/01 (2,000)          Stock,
                    3/29/02 (2,000)          .01 par
                    3/29/03 (2,000)          value per
                    3/29/04 (2,000)          share

Explanation of Response:

These options were granted under the 1994 and 1996 FactSet Research Systems Inc. Stock Option Plans. Each stock option grant vests at a rate of 20% per year, beginning one year after the grant date of the options.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Michael F. DiChristina                            November 5, 1999
-----------------------------                         ----------------
Signature of Reporting Person                               Date
Michael F. DiChristina